UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2026

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report dated 10 February 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: February 10, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

10 February 2026

Barclays Bank PLC ("Barclays Bank")

2025 Annual Report and Accounts

Barclays Bank announces that the Barclays Bank PLC 2025 Annual Report will be submitted to the National Storage Mechanism today and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Barclays Bank also announces that the Barclays Bank PLC 2025 Pillar 3 Report has been published today.

These documents may be accessed via the Barclays website at: https://home.barclays/investor-relations/reports-and-events/annual-reports/.

Additional information

Information required to be communicated in unedited full text is included in the Barclays Bank PLC 2025 Annual Report which will shortly be available for inspection on the National Storage Mechanism.

This announcement is made in accordance with DTR 6.3.5R(1A).

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Marina Shchukina                           Jonathan Tracey
+ 44 (0) 20 7116 2526                    +44 (0) 20 7116 4755